SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

MIRION TECHNOLOGIES, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

60471A 101

(CUSIP Number)

Thomas S. Patrick

6th Floor, Belgrave House

76 Buckingham Palace Road

London

SW1W 9TQ

United Kingdom

+44 (0)20 7334 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60471A 101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Charterhouse General Partners (IX) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,960,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,960,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,960,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; HC

SCHEDULE 13D

CUSIP No. 60471A 101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX LP No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,960,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,960,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,960,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX LP No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,960,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,960,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,960,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX Co-investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,960,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,960,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,960,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX Co-investment No. 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,960,702
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,960,702
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,960,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 7 of 8 Pages

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment”) to the statement on Schedule 13D filed on November 4, 2021, as amended by Amendment No. 1 filed on September 21, 2002 and Amendment No. 2 filed on March 8, 2023 (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Mirion Technologies, Inc., f/k/a GS Acquisition Holdings Corp II (the “Issuer”). The principal executive offices of the Issuer are located at 1218 Menlo Drive, Atlanta, Georgia 30318.

Certain terms used, but not defined, in this Amendment shall have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) Calculations of the percentage of shares of Class A common stock beneficially owned are based 217,904,643 shares of Class A common stock outstanding as of April 28, 2023, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

(c) On May 11, 2023, in connection with an underwritten public offering of shares of Class A common stock (at a price to the public of $7.65 per share), CCP IX consummated the sale of an aggregate of 7,000,000 shares of Class A common stock. The price per share received by the CCP IX in these sales was $7.57.

(e) On May 16, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 11, 2023, the Issuer and CCP IX entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets, Inc. (the “Underwriter”) in connection with an underwritten public offering of shares of Class A common stock described in Item 5(c) above. The Underwriting Agreement is Exhibit 7 hereto and is incorporated herein by reference.

On May 11, 2023, CCP IX entered into lock-up agreements (the “Lock-Up Agreements”) with the Underwriter pursuant to which CCP IX agreed, subject to the terms and conditions of the Lock-Up Agreements, not to transfer any shares of Class A common stock during a period of 45 days from May 11, 2023. A form of the Lock-Up Agreements is attached as Annex I to the Underwriting Agreement that is Exhibit 7 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
7	Underwriting Agreement and the Form of Lock-Up Agreements included as Annex I thereto (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 16, 2023).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2023

CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas S. Patrick
Name: Thomas S. Patrick
Title: Director

CCP IX LP NO. 1, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas S. Patrick
Name: Thomas S. Patrick
Title: Director

CCP IX LP NO. 2, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas S. Patrick
Name: Thomas S. Patrick
Title: Director

CCP IX CO-INVESTMENT LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas S. Patrick
Name: Thomas S. Patrick
Title: Director

CCP IX CO-INVESTMENT NO. 2 LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas S, Patrick
Name: Thomas S. Patrick
Title: Director